

June 25, 2024

Lance Stewart
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Boulevard
Tontitown, Arkansas 72770

> **Re: P.A.M. Transportation Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 7, 2024**
> **File No. 000-15057**

Dear Lance Stewart:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal Three – Approval of the Redomestication of the Company to the State of Nevada by Conversion, page 43

1. We note that Proposal Three seeks approval of redomestication of the Company from a corporation organized under the laws of the State of Delaware to a corporation organized under the laws of the State of Nevada. We also note that approval of the redomestication includes approval of an increase in the authorized shares of the common stock of the Company from 50,000,000 shares to 100,000,000 shares. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Courtney C. Crouch, III, Esq.